

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 2, 2014

<u>Via E-mail</u>
Thomas E. Faust Jr.
Chief Executive Officer
Eaton Vance Corp.
Two International Place
Boston, Massachusetts 02110

  Re: Eaton Vance Corp.
    Form 10-K for Fiscal Year Ended October 31, 2013
    Filed December 20, 2013
    File No. 001-08100

Dear Mr. Faust:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Suzanne Hayes
           Suzanne Hayes
           Assistant Director